 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

February 19, 2010

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: February 19, 2010

                                                                       By:   /s/ Susan Henderson
                                                        -----------------
                                                 Susan Henderson
                                                 Company Secretary

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 19 February 2010

Name of applicant:		Smith & Nephew plc
Name of scheme:		1985 Executive Share Option Scheme
Period of return:	From:	24 July 2009	To:	23 January 2010
Balance under scheme from previous return:		6,441
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		4
Balance under scheme not yet issued/allotted at end of period		6,437
Number and class of securities originally listed and the date of admission		30,000 Ordinary Shares of US$ 20 cents each listed on 13 February 2007.
Total number of securities in issue at the end of the period		886,435,343 ordinary shares of US$ 20 cents each are in issue. 64,729,855 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7960 2228

SIGNED BY   Susan Henderson, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 19 February 2010

Name of applicant:		Smith & Nephew plc
Name of scheme:		1990 International Executive Share Option Scheme
Period of return:	From:	24 July 2009	To:	23 January 2010
Balance under scheme from previous return:		578,949
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		31,087
Balance under scheme not yet issued/allotted at end of period		547,862
Number and class of securities originally listed and the date of admission		1,850,000 ordinary shares of US$ 20 cents each on 23 January 2006.
Total number of securities in issue at the end of the period		886,435,343 ordinary shares of US$ 20 cents each are in issue. 64,729,855 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7960 2228

SIGNED BY   Susan Henderson, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 19 February 2010

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 UK Approved Share Option Scheme
Period of return:	From:	24 July 2009	To:	23 January 2010
Balance under scheme from previous return:		235,625
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		151,950
Balance under scheme not yet issued/allotted at end of period		83,675
Number and class of securities originally listed and the date of admission		500,000 ordinary shares of US$ 20 cents each listed on 23 January 2006
Total number of securities in issue at the end of the period		886,435,343 ordinary shares of US$ 20 cents each are in issue. 64,729,855 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7960 2228

SIGNED BY   Susan Henderson, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 19 February 2010

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 UK Unapproved Share Option Scheme
Period of return:	From:	24 July 2009	To:	23 January 2010
Balance under scheme from previous return:		724,009
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		531,200
Balance under scheme not yet issued/allotted at end of period		192,809
Number and class of securities originally listed and the date of admission		1,000,000 ordinary shares of US$ 20 cents each listed on 13 February 2007. 500,000 ordinary shares of US$ 20 cents listed on 2 August 2007.
Total number of securities in issue at the end of the period		886,435,343 ordinary shares of US$ 20 cents each are in issue. 64,729,855 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7960 2228

SIGNED BY   Susan Henderson, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 19 February 2010

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 US Share Plan
Period of return:	From:	24 July 2009	To:	23 January 2010
Balance under scheme from previous return:		1,549,215
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		652,550
Balance under scheme not yet issued/allotted at end of period		896,665
Number and class of securities originally listed and the date of admission
1,500,000 ordinary shares of US$ 20 cents each listed on 13 February 2007. 1,000,000 ordinary shares of US$ 20 cents each listed on 2 August 2007. 2,000,000 ordinary shares of US$ 20 cents each listed on 10 September 2008.

Total number of securities in issue at the end of the period		886,435,343 ordinary shares of US$ 20 cents each are in issue. 64,729,855 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7960 2228

SIGNED BY   Susan Henderson, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 19 February 2010

Name of applicant:		Smith & Nephew plc
Name of scheme:		International Employees Share Option Scheme
Period of return:	From:	24 July 2009	To:	23 January 2010
Balance under scheme from previous return:		1,276,028
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		312,869
Balance under scheme not yet issued/allotted at end of period		963,159
Number and class of securities originally listed and the date of admission		1,000,000 ordinary shares of US$ 20 cents each listed on 23 January 2006. 1,000,000 ordinary shares of US$ 20 cents each listed on 10 September 2008.
Total number of securities in issue at the end of the period		886,435,343 ordinary shares of US$ 20 cents each are in issue. 64,729,855 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7960 2228

SIGNED BY   Susan Henderson, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 19 February 2010

Name of applicant:		Smith & Nephew plc
Name of scheme:		UK Employee Share Option Scheme
Period of return:	From:	24 July 2009	To:	23 January 2010
Balance under scheme from previous return:		1,307,050
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		535,889
Balance under scheme not yet issued/allotted at end of period		777,161
Number and class of securities originally listed and the date of admission		1,500,000 ordinary shares of US$ 20 cents each listed on 23 January 2006. 1,500,000 ordinary shares of US$ 20 cents each listed on 10 September 2008.
Total number of securities in issue at the end of the period		886,435,343 ordinary shares of US$ 20 cents each are in issue. 64,729,855 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7960 2228

SIGNED BY

Susan Henderson, Company Secretary
for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 19 February 2010

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Performance Share Plan
Period of return:	From:	24 July 2009	To:	23 January 2010
Balance under scheme from previous return:		393,906
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		78,761
Balance under scheme not yet issued/allotted at end of period		315,145
Number and class of securities originally listed and the date of admission		750,000 ordinary shares of US$ 20 cents each listed on 13 February 2007
Total number of securities in issue at the end of the period		886,435,343 ordinary shares of US$ 20 cents each are in issue. 64,729,855 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7960 2228

SIGNED BY   Susan Henderson, Company Secretary
for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 19 February 2010

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Executive Share Option Plan
Period of return:	From:	24 July 2009	To:	23 January 2010
Balance under scheme from previous return:		720,491
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		278,975
Balance under scheme not yet issued/allotted at end of period		441,516
Number and class of securities originally listed and the date of admission		1,000,000 ordinary shares of US$ 20 cents each listed on 13 February 2007
Total number of securities in issue at the end of the period		886,435,343 ordinary shares of US$ 20 cents each are in issue. 64,729,855 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7960 2228

SIGNED BY   Susan Henderson, Company Secretary
for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 19 February 2010

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Co-investment Plan
Period of return:	From:	24 July 2009	To:	23 January 2010
Balance under scheme from previous return:		433,454
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		35,124
Balance under scheme not yet issued/allotted at end of period		398,330
Number and class of securities originally listed and the date of admission		750,000 ordinary shares of US$ 20 cents each listed on 13 February 2007
Total number of securities in issue at the end of the period		886,435,343 ordinary shares of US$ 20 cents each are in issue. 64,729,855 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7960 2228

SIGNED BY   Susan Henderson, Company Secretary
for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.